Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
				2006	2005	2004
	(millions of dollars, except ratios)
EARNINGS:
Income from continuing operations	$(487)	$64	$263	$344	$351	$255
Add: Total federal income taxes	221	31	159	170	174	116
Fixed charges (see detail below)	326	73	251	295	281	287

Total earnings	$60	$168	$673	$809	$806	$658

FIXED CHARGES:
Interest expense, excluding capitalized interest	$322	$72	$248	$292	$275	$283
Rentals representative of the interest factor	4	1	3	3	6	4

Total fixed charges	$326	$73	$251	$295	$281	$287

RATIO OF EARNINGS TO FIXED CHARGES(a)	—	2.30	2.68	2.74	2.87	2.29

(a)	Fixed charges exceeded earnings by $266 million for the year ended December 31, 2008.